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06015752


SEC MAIL
RECEIVED
PROCESSING
AUG 0 3 2006
156
SECTION

WRITER'S DIRECT LINE

202 682-7296

August 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

82-4908

GREENCORE GROUP PLC

CONTACT: MR. DAVID DILGER

TELEPHONE: +353 1 605 1045
FAX: +353 1 605 1102

GREENCORE OBTAINS LEAVE FROM THE HIGH COURT FOR A JUDICIAL REVIEW OF THE GOVERNMENT DECISION REGARDING THE EU SUGAR RESTRUCTURING FUND.

GREENCORE GROUP PLC ("GREENCORE") ANNOUNCES THAT IT HAS TODAY OBTAINED FROM THE HIGH COURT LEAVE TO SEEK A JUDICIAL REVIEW OF THE GOVERNMENT'S DECISION OF 12TH JULY, 2006 REGARDING THE ALLOCATION OF EU RESTRUCTURING AID FOR THE SUGAR INDUSTRY.

GREENCORE CONFIRMS THAT IN ACCORDANCE WITH REGULATION 320/2006 IT WILL BE SUBMITTING A RESTRUCTURING PLAN. THE CONTENTS OF THIS PLAN WILL BE CONSISTENT WITH THE REQUIREMENTS OF THAT REGULATION.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

28TH JULY 2006